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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

McMoRan Exploration Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

582411-10-4

(Cusip Number)

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5615

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582411-10-4

1.	Name of Reporting Person: Gerald J. Ford		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,884,749

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,884,749

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,884,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.3(1)%

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 16,133,502 shares of Common Stock outstanding as of January 31, 2003 (according to information received from the Company), plus (i) 2,500 shares of Common Stock which Mr. Ford may acquire within 60 days of March 4, 2003 upon the exercise of outstanding stock options held by Mr. Ford and (ii) 516,632 shares of Common Stock which Mr. Ford may acquire within 60 days of March 4, 2003 upon the conversion of outstanding shares of Preferred Stock held by Mr. Ford.

     This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on September 19, 1997 (the “Original Filing”), as amended on November 21, 1997 and February 24, 1999, by Gerald J. Ford, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing, as amended.

Item 1.	Security and Issuer

     Item 1 is hereby amended and restated in its entirety to read as follows:

     “This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of McMoRan Exploration Co., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 1615 Poydras Street, New Orleans, Louisiana 70112.”

Item 2.	Identity and Background

     Item 2 is hereby amended and restated in its entirety to read as follows:

     “The person filing this statement is Gerald J. Ford, whose business address is 200 Crescent Court, Suite 1365, Dallas, Texas 75201. Mr. Ford’s principal occupation is Chairman of the Board of Liberté Investors Inc., a Delaware corporation that has historically engaged in the acquisition of real estate. The principal executive offices of Liberté Investors Inc. are located at 200 Crescent Court, Suite 1365, Dallas, Texas 75201.

     Mr. Ford has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Ford has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Ford is a citizen of the United States of America.”

Item 3.	Source and Amount of Funds or Other Consideration

     Item 3 is hereby supplemented by adding the following paragraphs:

     “On June 21, 2002, Mr. Ford purchased 99,400 shares of the Company’s 5% Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), for an aggregate purchase price of approximately $2,485,000 using personal funds, which shares are immediately convertible into an aggregate of 516,632 shares of Common Stock.

     On June 28, 2002, Mr. Ford purchased 60,000 shares of Common Stock for an aggregate purchase price of approximately $260,330 using personal funds.

     On July 8, 2002, Mr. Ford purchased 170,000 shares of Common Stock for an aggregate purchase price of approximately $729,302 using personal funds.

     In late 2002, Turtle Creek Revocable Trust (the “Trust”), a revocable trust of which Mr. Ford is the sole grantor and for which Mr. Ford serves as the sole trustee, transferred 1,135,617 shares of Common Stock to Mr. Ford in a private transaction not involving an exchange of consideration.”

Item 4.	Purpose of Transaction

     Item 4 is hereby amended and restated in its entirety to read as follows:

     “Mr. Ford acquired the shares of Common Stock and Preferred Stock described herein for investment purposes. Except as described herein, Mr. Ford does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Mr. Ford reserves the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of his general investment policies, market conditions or other factors.”

Item 5.	Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety to read as follows:

     "(a) Mr. Ford is the beneficial owner of 1,884,749 shares of Common Stock (which is approximately 11.3% of the shares of Common Stock based on 16,133,502 shares of Common Stock outstanding on January 31, 2003 (according to information received from the Company), plus (i) 2,500 shares of Common Stock which Mr. Ford may acquire within 60 days of March 4, 2003 upon the exercise of outstanding stock options held by Mr. Ford and (ii) 516,632 shares of Common Stock which Mr. Ford may acquire within 60 days of March 4, 2003 upon the conversion of outstanding shares of Preferred Stock held by Mr. Ford).

     Of the 1,884,749 shares of Common Stock reported in this Item 5(a), (i) 1,365,617 shares are held directly by Mr. Ford, (ii) 2,500 shares may be acquired by Mr. Ford within 60 days of March 4, 2003 upon the exercise of outstanding stock options held by Mr. Ford and (iii) 516,632 shares may be acquired by Mr. Ford within 60 days of March 4, 2003 upon the conversion of outstanding shares of Preferred Stock held by Mr. Ford.

     (b)  Mr. Ford has sole voting power and sole dispositive power with respect to the 1,884,749 shares of Common Stock of which he is the beneficial owner.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is hereby amended and restated in its entirety to read as follows:

     “On June 21, 2002, Mr. Ford acquired 99,400 shares of Preferred Stock in a public offering registered under the Securities Act of 1933, as amended. The Preferred Stock may be converted into shares of Common Stock at a conversion price of $4.81 per share of Common Stock. As of the date hereof, Mr. Ford has the right to acquire up to 516,632 shares of Common Stock upon the conversion of the 99,400 shares of Preferred Stock held by Mr. Ford.

     Cumulative annual dividends on the Preferred Stock accrue at an annual rate of 5%. Such dividends are payable, if declared, in cash in quarterly installments on each March 31, June 30, September 30 and December 31, commencing September 30, 2002. The Preferred Stock has a liquidation preference of $25.00 per share. After June 30, 2007, the Company may redeem at its option all or part of the Preferred Stock for cash. On June 30, 2012, the Company must redeem the Preferred Stock to the extent that funds are legally available therefor.

     The foregoing is qualified in its entirety by reference to the Certificate of Designations of the Preferred Stock, attached hereto as Exhibit A.

     Mr. Ford is a director of the Company. As of the date hereof, Mr. Ford has the right to acquire up to 2,500 shares of Common Stock upon the exercise of stock options granted to Mr. Ford pursuant to the Company’s 1998 Stock Option Plan for Non-Employee Directors.”

Item 7.	Material to Be Filed as Exhibits

     Item 7 is hereby amended and restated in its entirety to read as follows:

“Exhibit A	Certificate of Designations of 5% Convertible Preferred Stock of McMoRan Exploration Co. (Exhibit 4.6 to the Company’s Form 10-Q for the quarter ended September 30, 2002 is incorporated by reference herein).”

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 4, 2003

	By:	/s/ Gerald J. Ford

Gerald J. Ford